SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on September 6, 2022.

By letter dated September 6, 2022,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	06/30/2022	06/30/2021
Results of the period	63,000	(40,179)
Attributable to:
Shareholders of the controlling company	37,088	(20,611)
Non-controlling interest	25,912	(19,568)

2. Other integral results of the period	in million ARS
	06/30/2022	06/30/2021
Other integral results of the period	(21,066)	(18,651)
Attributable to:
Shareholders of the controlling company	(8,417)	(5,482)
Non-controlling interest	(12,649)	(13,169)

3. Total integral results of the period	in million ARS
	06/30/2022	06/30/2021
Total integral results of the period	41,934	(58,830)
Attributable to:
Shareholders of the controlling company	28,671	(26,093)
Non-controlling interest	13,263	(32.737)

4. Equity details	in million ARS
	06/30/2022	06/30/2021
Share Capital	590	589
Treasury shares	2	2
Comprehensive adjustment of capital stock and of treasury shares	24,911	24,911
Warrants	2,401	2,415
Additional paid-in capital	31,219	31,122
Premium for trading of treasury shares	227	223
Legal Reserve	1,152	1,152
Special Reserve (Resolution CNV 609/12)	-	1,897
Cost of treasury share	(369)	(369)
Conversion reserve	1,237	9,742
Reserve for stocks-based payments	245	245
Other reserves	(471)	(2,902)
Retained earnings	21,159	(15,822)
Shareholders’ Equity attributable to controlling company’s shareholders	82,303	53,205
Non-controlling interest	124,486	120,441
Total shareholder's equity	206,789	173,646

 In compliance with the Article 62 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS592,088,735 (including treasury shares), divided into 592,088,735 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share. Total shares outstanding is 590,127,416.

As of June 30, 2022, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.(CVCU), owns 216,884,083 shares, accounting for 36.75% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of June 30, 2022, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, Agroinvestment and CVCU, and the treasury shares, the remaining shareholders held 373,243,337 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 63.25% of the issued and subscribed capital stock.

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued, which empower the shareholders to buy up to 90 million new shares at a price of USD 0.566 for each share. The options expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”. As of today, the number of warrants outstanding is 89,554,069.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 681,642,804. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 35,138,100 ordinary shares, which would mean a 36.97% stake on the share capital, that is, 252,022,183 shares.

Below are the highlights for the fiscal year ended June 30, 2022:

●
We concluded a regional agricultural campaign with very good results, motivated by an active demand for grains, high commodity prices, mixed weather conditions and a more dynamic real estate market, mainly in Brazil. We planted 254,000 hectares and reached a grain production of 800,000 tons.

●
Adjusted EBITDA reached ARS 47,739 million in fiscal year 2022, ARS 19,054 million from the agricultural business and ARS 28,685 million from the urban property and investment business, increasing 10% compared to fiscal year 2021.

●
The net result for fiscal year 2022 was a gain of ARS 63,000 million, compared to a loss of ARS 40,179 in the previous fiscal year.

●
During the fiscal year, our subsidiary Brasilagro sold a fraction of its Rio do Meio farm for BRL 130.1 million and a fraction of its Alto Taquarí farm for BRL 336.0 million.

●
Regarding the urban business, in December 2021, it was concluded the merger between IRSA and IRSA Commercial Properties that has an effective date of July 1, 2021. CRESUD's current stake in IRSA is 53.9%.

●
In financial matters, we issued debt in the local market for USD 125.6 million and subsequently, we completed the exchange of the Series XXIII Notes for USD 113 million within the framework of the Resolution of the Central Bank of the Argentine Republic, reaching an acceptance of 86.7%.

●
Subsequently, we launched a share repurchase plan for up to ARS 1,000 million, which to date has registered an advance of 99%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 6, 2022